FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Revised Audited Financial Results for the Financial Year ended 31 March 2011 and Revised Unaudited Financial Results (Provisional) for the period ended 30 June 2011 (both as per IGAAP) and Recommendation of Dividend.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
August 30, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14621

30 August 2011

Sir,

Sub:	Information regarding Revised Audited Financial Results for the Financial Year ended 31 March 2011 and Revised Unaudited Financial Results (Provisional) for the period ended 30 June 2011 and Recommendation of Dividend.

This has reference to our letter number HQ/CS/CL.24B/14614 dated 20 August 2011 intimating about 209th board meeting to consider and take effects of merger of Tata Communications Internet Services Limited (TCISL) with Tata Communications Limited.

Now pursuant to clause 19 & 41 of the listing agreement with Indian Stock Exchanges, consequent to the merger of TCISL with TCL, please find sent herewith the revised Audited Financial Results for the Financial Year ended 31 March 2011 and revised Unaudited Financial Results (Provisional) for the period ended 30 June 2011 in accordance with Indian GAAP, which have been considered by the Board of Directors at their 209th meeting held on 30 August 2011. The copies of the revised results are attached. (Attachment “A” & “B”).

2. There is no change in the dividend of Rupees Two per share recommended earlier by the Board for the Financial Year 2010-11.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade

Satish Ranade
Company Secretary & Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED

JUNE 30, 2011

		( .. in Lakhs)
		Stand alone			Consol
	Particulars	For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
		2011	2010	2011	2011	2010	2011
		(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	94529	89730	361177	325706	288450	1193199

2	Expenditure

	a. Network Costs	39660	37514	154836	188016	175545	712777
	b. Operating and Other Expenses	16467	17395	68693	55431	47040	195164
	c. Salaries and Related Costs	15102	13141	52046	49625	39889	162731

	d. Depreciation and Amortisation	16274	16068	65965	42042	38286	154830

	e. Total Expenditure (2a to 2d)	87503	84118	341540	335114	300760	1225502

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	7026	5612	19637	(9408)	(12310)	(32303)

4	Other Income (net)	3891	2766	16217	3727	1594	20109

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	10917	8378	35854	(5681)	(10716)	(12194)

6	Interest Cost (net)	4595	4348	18339	20121	13328	51764

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	6322	4030	17515	(25802)	(24044)	(63958)

8	Exceptional Items: Expense / (Income)
	a. Severance cost	—	—	—			4601

	b. Fixed Assets Written off	—	—	2515	—	—	2515

	c. Interest on Income Tax Refund	—	—	(404)			(404)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	6322	4030	15404	(25802)	(24044)	(70670)

10	Tax Expense	2144	(2549)	(852)	2072	(2071)	(878)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	4178	6579	16256	(27874)	(21973)	(69792)

			( .. in Lakhs)
			Stand alone			Consol
	Particulars		For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
			2011	2010	2011	2011	2010	2011
			(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
12	Extraordinary Items (net of Tax Expense)		—	—	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)		4178	6579	16256	(27874)	(21973)	(69792)

14	Minority Interest		—	—	—	6870	2504	10562

15	Share in Loss of Associates		—	—	—	(541)	(4148)	(18460)

16	Net Profit / (Loss) (13+14+15)		4178	6579	16256	(21545)	(23617)	(77690)

17	Paid up Equity Share Capital (Face value of ..10 per share)		28500	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve				651510			309948

19	Earnings Per Share (EPS)		1.47	2.31	5.70	(7.56)	(8.29)	(27.26)
	Basic and diluted earnings per share before and after Extraordinary Items ( ..)

20	Aggregate of public shareholding
	a.	Number of shares	48264129	47755749	48030203
	b.	Percentage of shareholding	16.93	16.76	16.85
21	Promoters and Promoter Group Shareholding
	a.	Pledged / Encumbered
	-	Number of Shares	10000000	26700000	10000000
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61	12.30	4.61
	-	Percentage of Shares (as a % of the total share capital of the Company)	3.51	9.37	3.51
	b.	Non-encumbered
	-	Number of Shares	207028873	190328873	207028873
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39	87.70	95.39
	-	Percentage of Shares (as a % of the total share capital of the Company)	72.64	66.78	72.64
	c.	Shares held by custodian and against which Depository Receipts have been issued-
	(I)	Promoters and promoters group	—		—
	(II)	Public	19706998		19940924

B. Business Segment Information:

	( .. in Lakhs)
Particulars	Stand alone			Consol
	For the quarter ended June 30,		For the year ended March	For the quarter ended June 30,		For the year ended March 31,
	2011	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	29360	25103	101387	161228	159484	652589
Global Data and Managed Services	65169	64627	241919	126400	116215	479462
Others	—	—	17871	38078	12751	61148

Total	94529	89730	361177	325706	288450	1193199

Segment result
Global Voice Solutions	2419	(1091)	(4930)	25748	22528	101417
Global Data and Managed Services	50754	51558	188131	94901	86205	355598
Others	—	—	17334	17041	4172	23407

Total	53173	50467	200535	137690	112905	480422

Less :
(i) Interest Cost (net)	4595	4348	18339	20121	13328	51764
(ii) Other Unallocable Expenses (net)	42256	42089	164681	143371	123621	492616

Profit / (Loss) before Taxes and Exceptional Items	6322	4030	17515	(25802)	(24044)	(63958)

Exceptional Expenses / (Income) (net)	—	—	2111	—	—	6712

Profit / (Loss) before Taxes	6322	4030	15404	(25802)	(24044)	(70670)

Tax Expense	2144	(2549)	(852)	2072	(2071)	(878)

Net Profit / (Loss) before Minority Interest and Associate Loss	4178	6579	16256	(27874)	(21973)	(69792)

Minority Interest	—	—	—	6870	2504	10562

Share in Loss of Associates	—	—	—	(541)	(4148)	(18460)

Net Profit / (Loss) for the period	4178	6579	16256	(21545)	(23617)	(77690)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

* To reflect the changed nature of business transactions, the allocation of arms length pricing adjustments were realigned effective April 01, 2011.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter ended June 30, 2011 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on August 30, 2011.

2.	Tata Communications Internet Services Limited (TCISL), a 100% subsidiary of the Company, had filed a scheme of merger with the Bombay High Court on May 4, 2011 for merger of TCISL with the Company. In accordance to the final order dated August 20, 2011 as pronounced by the Bombay High Court the financials have been revised to reflect the merger of TCISL with the Company effective April 01, 2010.

3.	Other Income includes:

			( .. in Lakhs)
Net foreign exchange (gain)/loss	For the Quarter ended June 30,		For the Year ended March 31,
	2011	2010	2011
	(unaudited)	(unaudited)	(audited)
- Standalone	(1372)	(1023)	(1842)
- Consolidated	(1071)	2240	(3126)

4.	The consolidated results for the quarter include those of Neotel Pty Ltd, a company incorporated in South Africa which became a 61.5% (effective holding) subsidiary of the Company during this period (49 % effective holding held earlier).

5.	Previous year figures have been regrouped / reclassified wherever necessary to conform to the current year’s classifications. The results for the current quarter ended June 30, 2011 include the operations of Tata Communications Internet Service Limited. In view of this, the results for the current quarter are not comparable with the corresponding quarter of the previous financial year.

6.	Investor Complaint status:

Outstanding as on April 01, 2011	Total received during the quarter ended June 30, 2011	Total resolved during the quarter ended June 30, 2011	Outstanding as on June 30, 2011
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

/s/ VINOD KUMAR

VINOD KUMAR
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place	: Mumbai.
Date	: August 30, 2011

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR

ENDED MARCH 31, 2011

					( in Lakhs)
		Stand alone		Consolidated
	Particulars	For the year ended March 31,		For the year ended March 31,
		2011	2010	2011	2010
1	Revenues from Telecommunication and Other Services	361177	321804	1193199	1102556

2	Expenditure

	a. Network Costs	154836	141504	712777	646899
	b. Operating and Other Expenses	68693	63812	195164	200709
	c. Salaries and Related Costs	52046	41844	162731	153712
	d. Depreciation and Amortisation	65965	57473	154830	151080

	Total Expenditure (2a to 2d)	341540	304633	1225502	1152400

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	19637	17171	(32303)	(49844)

4	Other Income (net)	16217	12575	20109	11953

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	35854	29746	(12194)	(37891)

6	Interest Cost (net)	18339	20641	51764	52056

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	17515	9105	(63958)	(89947)

8	Exceptional Items: Expense / (Income)

	a. Severance Cost	—	—	4601	—

	b. Fixed Assets Written off	2515	—	2515

	c. Interest on Income Tax Refund	(404)	(21828)	(404)	(21828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3 and 4)	15404	30933	(70670)	(68119)

10	Tax Expense	(852)	(17385)	(878)	(14239)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	16256	48318	(69792)	(53880)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	16256	48318	(69792)	(53880)

						( in Lakhs)
			Stand alone		Consolidated
	Particulars		For the year ended March 31,		For the year ended March 31,
			2011	2010	2011	2010

14	Minority Interest		—	—	10562	8860

15	Share in Loss of Associates		—	—	(18460)	(14754)

16	Net Profit / (Loss) (13+14+15)		16256	48318	(77690)	(59774)

17	Paid up Equity Share Capital (Face value of ..10 per share)		28500	28500	28500	28500

18	Paid up Debt Capital		221498	263891	846536	730866

19	Reserves excluding Revaluation Reserve		651510	678854	309948	404266

20	Debenture Redemption Reserve		101811	45734	101811	45734

21	Earnings Per Share (EPS)		5.70	16.95	(27.26)	(20.97)
	Basic and diluted earnings per share before and after Extraordinary Items ( ..)

22	Aggregate of public shareholding
	a.	Number of shares	48030203	46653301
	b.	Percentage of shareholding	16.85	16.37
23	Promoters and Promoter Group Shareholding
	a.	Pledged / Encumbered
	-	Number of Shares	10000000	34000000
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61	15.67
	-	Percentage of Shares (as a % of the total share capital of the Company)	3.51	11.93
	b.	Non-encumbered
	-	Number of Shares	207028873	183028873
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39	84.33
	-	Percentage of Shares (as a % of the total share capital of the Company)	72.64	64.22
	c.	Shares held by custodian and against which Depository Receipts have been issued-
	(I)	Promoters and promoters group	—	—
	(II)	Public	19940924	21317826

24	Debt Equity Ratio		0.32	0.36

25	Debt Service Coverage Ratio (DSCR) #		1.48	3.84

26	Interest Service Coverage Ratio (ISCR) ##		4.71	4.00

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / (Interest on Long-Term Loans + Repayment of Long - Term Loans during the year)*
##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long -Term Loans) / Interest on Long-Term Loans*
*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

B. Audited Business Segment Information:

	( .. in Lakhs)
Particulars	Stand alone		Consolidated
	For the year ended March 31,		For the year ended March 31,
	2011	2010	2011	2010
Revenues from Telecommunication and Other Services
Global Voice Solutions	101387	124780	652589	613194

Global Data and Managed Services	241919	197024	461591	420541

Others	17871	—	79019	68821

Total	361177	321804	1193199	1102556

Segment result
Global Voice Solutions	(4930)	25465	101417	113639
Global Data and Managed Services	188131	147890	338265	300543
Others	17334	—	40740	41475

Total	200535	173355	480422	455657

Less :
(i) Interest Cost (net)	18339	20641	51764	52056
(ii) Other Unallocable Expenses (net)	164681	143609	492616	493548

Profit / (Loss) before Taxes and Exceptional Items	17515	9105	(63958)	(89947)

Exceptional Expenses / (Income) (net)	2111	(21828)	6712	(21828)

Profit / (Loss) before Taxes	15404	30933	(70670)	(68119)

Tax Expense	(852)	(17385)	(878)	(14239)

Net Profit / (Loss) before Minority Interest and Associate Loss	16256	48318	(69792)	(53880)

Minority Interest	—	—	10562	8860
Share in Loss of Associates	—	—	(18460)	(14754)

Net Profit / (Loss) for the period	16256	48318	(77690)	(59774)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

C. Audited Balance Sheet as at March 31, 2011

	( .. in Lakhs)
Particulars	Stand alone
	As at March 31,
	2011	2010
SHAREHOLDERS’ FUNDS:
(a) Capital	28500	28500
(b) Reserves and Surplus	672248	699578
Loan Funds	221498	263891
Deferred Tax Liability	12593	17511

Total	934839	1009480

Fixed Assets	502597	489095
Investments	183282	250130

Current Assets, Loans and Advances
(a) Inventories	534	125
(b) Sundry Debtors	76831	63229
(c) Cash and Bank balances	43078	11086
(d) Other current assets	18274	19661
(e) Loans and Advances	305584	375037
Less: Current Liabilities and Provisions
(a) Liabilities	170486	181416
(b) Provisions	24855	17467

Total	934839	1009480

Notes:

1.	The above results of the Company for the year ended March 31, 2011 have been audited by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on August 30, 2011.

2.	The Board of Directors at its meeting held on May 29, 2011, proposed a dividend of 2.00 (previous year .. NIL) per equity share.

3.	Tata Communications Internet Services Limited (TCISL), a 100% subsidiary of the Company, had filed a scheme of merger with the Bombay High Court on May 4, 2011 for merger of TCISL with the Company. In accordance to the final order dated August 20, 2011 as pronounced by the Bombay High Court the financials have been revised to reflect the merger of TCISL with the Company effective April 01, 2010.

4.	Other Income includes:

	( .. in Lakhs)
Net foreign exchange (gain)/loss	For the year ended March 31,
	2011	2010
	Audited	Audited
- Standalone	(1842)	1228
- Consolidated	(3126)	1653

5.	Other Income for the year ended March 31, 2011 includes 6612 lakhs (previous year 2375 lakhs) towards reversal of liabilities no longer required.

6.	Profit from Ordinary Activities before tax for the year ended March 31, 2011 includes 2654 lakhs (previous year Nil) of Revenue from telecommunication services of previous year based on settlement with a carrier in the current year.

7.	Standalone Profit from Ordinary Activities before tax for the year ended March 31, 2011 includes 2560 lakhs (previous year .. Nil) of Revenues from telecommunication and Other services pertaining to previous year. This has no impact on consolidated results.

8.	Effective April 01, 2010, the Company has changed its accounting policy for financial instruments for the limited purpose of hedge accounting. The effective portion of the mark-to-market loss on interest rate swaps for the year ended March 31, 2011 is .. Nil in the standalone financial statements and .. (312) lakhs in the consolidated financial statements which has been recognized in the Hedge Fluctuation Reserve.

9.	Previous year figures have been regrouped / reclassified wherever necessary to conform to the current year’s classifications. The results for the current year ended March 31, 2011 include the operations of Tata Communications Internet Service Limited. In view of this, the results for the current year are not comparable with the corresponding period of the previous financial year.

10.	The consolidated loss for the year includes loss of 55102 lakhs (previous year loss of .. 46430 lakhs) for the Company’s effective holding of 49.01% in Neotel Pty Ltd., South Africa.

11.	Investor Complaint status:

Outstanding as on January 01, 2011	Total received during the quarter ended March 31, 2011	Total resolved during the quarter ended March 31, 2011	Outstanding as on March 31, 2011
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

/s/ VINOD KUMAR

VINOD KUMAR
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place	: Mumbai.
Date	: August 30, 2011